Exhibit 99.1

For Immediate Release

BCE files 2014 annual report on Form 40-F

MONTRÉAL, March 11, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2014 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC).

BCE’s Form 40-F, which includes its audited financial statements for the year ended December 31, 2014, is available on BCE’s website at BCE.ca in the Investors section and on the SEC’s website at sec.gov.

Holders of BCE securities may receive a free printed copy of BCE’s audited financial statements by contacting BCE Investor Relations at 1 800 339-6353, by e-mail at investor.relations@bce.ca or in writing to 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, Canada H3E 3B3.

ABOUT BCE
BCE is Canada's largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada's #1 television network, and the country's most-watched specialty channels. To learn more, please visit BCE.ca

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/Lets Talk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca